SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13E-3
                                (Amendment No. 4)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership
                                (Name of Issuer)

                                 N' TANDEM TRUST

                            CHATEAU COMMUNITIES, INC.

                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership


                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)

                                 Steven G. Waite
                            Windsor Park Properties 4
                              6430 S. Quebec Street
                               Englewood, CO 80111
                                  303-741-3707

      (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)


                                 With copies to:
                             Jay L. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                                 (212) 878-8000

     This Statement is filed in connection with(check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act of 1933.

         c. |_| A tender offer.

         d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies: |_|

                            Calculation of Filing Fee

      =================================== ======================================
        Transaction Valuation 1             Amount of Filing Fee
      ----------------------------------- --------------------------------------
      $11,871,750                         $2,374.35
      ----------------------------------- --------------------------------------

      =================================== ======================================

               |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
      Amount previously paid:                               Filing party:
      Form or registration no.:                             Date Filed:

         This Transaction Statement on Schedule 13E relates to the proposed sale of the assets of Windsor Park Properties 4, a California limited partnership (the "Partnership") pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the partnership (the "General Partners").

         Pursuant to the Plan of Liquidation, the Partnership will sell its single remaining wholly owned property and its six partial ownership interests in other properties (together, the "Properties") to N' Tandem Trust, an unincorporated California business trust ("N' Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N' Tandem.

         In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest in the Partnership (the "Units") to the sale of assets (the "Sales") and the Plan of Liquidation.


         The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Partnership's Consent Solicitation Statement filed on February 5, 1999, by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A, as amended by Amendment No. 2 filed with the Commission on March 16, 1999, Amendment No. 3 filed with the Commission on April 5, 1999, Amendment No. 4 filed with the Commission on May 7, 1999 and Supplement No. 1 filed with the Commission on June 3, 1999 containing a Consent Solicitation Statement Supplement (the "Supplement") (as amended and supplemented, the "Consent Solicitation Statement"). The information in the Consent Solicitation Statement contained in Amendment No. 4 to the Schedule 14A, and in the Supplement is incorporated into this
     Schedule 13E-3 by reference. The Consent Solicitation Statement contained in Amendment No. 4 is filed as Exhibit (d)(1) to this Schedule 13E-3. A copy of the Supplement is attached as Exhibit (d)(2). Capitalized terms not defined herein have the meanings ascribed to them in the Consent
     Solicitation Statement. All references below are to the Consent Solicitation Statement dated May 7, 1999, unless otherwise noted.

                              CROSS REFERENCE SHEET


ALL REFERENCES BELOW ARE TO THE CONSENT SOLICITATION STATEMENT DATED MAY 7, 1999, UNLESS OTHERWISE NOTED.


Item in Schedule 13E-3                  Location in Consent Solicitation
                                        Statement by Caption; Proposal 1 and 2
Item 1. Issuer and Class of Security
        Subject to the Transaction

          (a) Cover Page. Summary - Purpose of the Consent Solicitation; Proposals 1 and 2

          (b) Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote

          (c)                           Summary - No Established Trading Market
                                        for the Units


          (d)                           Summary - Historical Distributions;
                                        Historical Distributions (Supplement)


          (e)                           Not applicable

          (f)                           Description of the Proposed  Transaction
                                        - Background of the Transaction

Item 2. Identity and Background

          (a)-(d) Certain Risk Factors and Other Considerations - Conflicts of Interest. Description of the Proposed Transaction-Information Concerning N' Tandem and
                                        Chateau.   Appendix  A   -   Information
                                        Concerning Officers and Directors of the Managing General Partner, N' Tandem and Chateau

          (e)                           Not applicable

          (f)                           Not applicable

          (g) Appendix A - Information Concerning the Officers and Directors of the Managing General Partner, N' Tandem and Chateau

Item 3. Past Contacts, Transactions or
        Negotiations

          (a)(1)                        Description of the Proposed  Transaction
                                        - Background of the Proposed Transaction

             (2)                        Description of the Proposed  Transaction
                                        - Background of the Proposed Transaction and - The Purchase and Sale Agreement

          (b)                           Description of the Proposed  Transaction
                                        - Background of the Proposed Transaction and - The Purchase and Sale Agreement

Item 4. Terms of the Transaction

          (a)                           Description of the Proposed  Transaction

          (b)                           Not applicable

Item 5. Plans or Proposal of the Issuer
        or Affiliate

          (a)-(g)                       Description of the Proposed  Transaction

Item 6. Source and Amounts of Funds
        or Other Consideration

          (a)                           Description of the Proposed  Transaction
                                        - The Purchase and Sale Agreement


          (b)                           Description of the Proposed  Transaction
                                        - The   Purchase  and  Sale   Agreement.
                                        Consent     Procedures;     Transactions
                                        Authorized by  Consents  -  Solicitation
                                        Expenses  and - Estimate of  Liquidating
                                        Distributions. Estimate of   Liquidating
                                        Distributions (Supplement).



          (c)                           Description of the Proposed  Transaction
                                        - Purchase and Sale Agreement

          (d)                           Not applicable

Item 7. Purposes, Alternatives, Reasons
        and Effects

           (a)-(c)                      Description of the Proposed  Transaction
                                        - Purpose of the  Consent  Solicitation;
                                        Proposals 1 and 2, -  Background  of the
                                        Proposed Transaction. Special  Factors -
                                        Fairness      of    the     Transaction;
                                        Recommendation of the General Partners and - Alternatives Considered

           (d)                          Description  of the Proposed Transaction
                                        - Purpose of  the  Consent  Solicitation
                                        and  -  Background   of   the   Proposed
                                        Transaction. Special Factors -  Fairness
                                        of the  Transaction;  Recommendation  of
                                        the General Partners, and - Ownership of
                                        Properties By N' Tandem Following Sales.
                                        Certain      Federal      Income     Tax
                                        Considerations


Item 8. Fairness of the Transaction

           (a)-(b)                      Description  of the Proposed Transaction
                                        - Purpose  of  the Consent Solicitation;
                                        Proposals  1  and 2  and - Background of
                                        the   Proposed    Transaction.   Special
                                        Factors - Fairness of  the  Transaction;
                                        Recommendation of the General Partners and - N' Tandem's and Chateau's belief as to the Fairness of the Proposed Transaction; N' Tandem's and Chateau's Reasons for Engaging in the Transaction

           (c)                          Consent     Procedures;     Transactions
                                        Authorized  by  Consents - Record  Date;
                                        Required Vote


           (d) Special Factors - Fairness of the Transaction; Recommendation of the General Partners. Certain Risk Factors and Other Considerations - No Fairness Opinion; No Appointment of Independent Representative

           (e)                          Not applicable

           (f)                          Description of the Proposed  Transaction
                                        -  Background    of     the     Proposed
                                        Transaction, Special Factors - Fairness of the Transaction; Recommendation of the General Partners


Item 9. Reports, Opinions, Appraisals
        and Certain Negotiations

           (a)-(c)                      Special Factors - Appraisals


Item 10. Interest in Securities of the Issuer

           (a)
                                        Consent     Procedures;     Transactions
                                        Authorized  By  Consents - Record  Date;
                                        Required Vote

           (b)                          Not applicable

Item 11. Contracts, Arrangements or     Not applicable
         Understandings with Respect
         to the Issuer's Securities


Item 12. Present Intention and
         Recommendation of Certain
         Persons with Regard to the
         Transaction

           (a)
                                        Consent     Procedures;     Transactions
                                        Authorized  By  Consent  - Record  Date;
                                        Required Vote


           (b) Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote. Special Factors - Fairness of the Transaction; Recommendation of the General Partners

Item 13. Other Provisions of the Transaction


           (a)                          Consent     Procedures;     Transactions
                                        Authorized By Consents - No Appraisal or
                                        Dissenters' Rights


           (b)                          Not applicable

           (c)                          Not applicable

Item 14.   Financial Information

           (a)                          Financial     Statements.     Historical
                                        Distributions.    Summary     Historical
                                        Financial Data. Incorporation of Certain
                                        Documents   by   Reference.   Historical
                                        Distributions   (Supplement).    Summary
                                        Historical  Financial Data (Supplement).

           (b)                          Not applicable

Item 15. Persons and Assets Employed,
         Retained or Utilized

           (a)                          Consent     Procedures;     Transactions
                                        Authorized By Consents - Solicitation of
                                        Consents

           (b)                          Consent     Procedures;     Transactions
                                        Authorized By Consents - Solicitation of
                                        Consents


Item 16. Additional Information         Summary.  Certain Risk Factors and Other
                                        Considerations.   Description   of   the
                                        Proposed Transaction.  Special  Factors.
                                        Summary   of  Selected   Terms   of  the
                                        Partnership  Agreement.  The Partnership
                                        Agreement. The Partnership's Properties.
                                        Federal   Income   Tax   Considerations.
                                        Consent     Procedures;     Transactions
                                        Authorized   By    Consents.   Financial
                                        Statements.  Incorporation  of   Certain
                                        Documents   By   Reference.   Subsequent
                                        Events; Litigation (Supplement).

     ALL REFERENCES BELOW ARE TO THE CONSENT SOLICITATION STATEMENT DATED MAY 7, 1999, UNLESS OTHERWISE NOTED.


      Item 1.  Issuer and Class of Security Subject to the Transaction.

     (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 4, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 6430 S. Quebec Street, Englewood, CO 80111. The information set forth on the cover page of the Consent Solicitation Statement and under the caption "Summary - Purpose of the Consent Solicitation" is incorporated herein by reference.

     (b) The class of security which is the subject of the Rule 13e-3 transaction is the units of limited partnership interest of the Partnership (the "Units"). The information set forth under the caption "Consent Procedures; Transactions Authorized by Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (c) The information set forth under the caption "Summary - No Established Trading Market For the Units" in the Consent Solicitation Statement is incorporated herein by reference.


     (d) The information set forth under the caption "Summary - Historical Distributions" in the Consent Solicitation Statement and the Supplement is incorporated herein by reference.


     (e) Not applicable.

     (f) The  information  set  forth  under  the  caption  "Description  of the
     Proposed   Transaction  -  Background  of  the  Proposed   Transaction"  is
     incorporated herein by reference.

     Item 2.  Identity and Background.
     This Schedule 13E-3 is being filed jointly by N' Tandem, which is an affiliate of the Partnership, Chateau, an entity that controls N' Tandem and the Managing General Partner of the Partnership, and the Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "Background of the Transaction - Information Concerning N' Tandem and Chateau" and "Certain Risk Factors and Other Considerations - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

     (a)-(d) Information required by this item relating to directors and executive officers of N' Tandem, Chateau, and The Windsor Corporation is set forth in Appendix A to the Consent Solicitation Statement, which is incorporated herein by reference.

     (e) To the knowledge of N' Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) To the knowledge of N' Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.

     (g) Information required by this item relating to directors and executive officers of N' Tandem, Chateau and The Windsor Corporation is set forth in Appendix A to the Consent Solicitation Statement, which is incorporated herein by reference.

     Item 3.  Past Contacts, Transactions or Negotiations.

     (a) (1) The information under set forth the caption "Description of the Proposed Transaction - Background of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

                  (2) The information set forth under the caption "Description of the Proposed Transaction - Background of the Proposed Transaction" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The information set forth under the caption and "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 4.  Terms of the Transaction.

     (a) The information set forth under the caption "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

      (b)Not applicable.

      Item 5.  Plans or Proposals of the Issuer or Affiliate.

     (a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership, and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 6.  Source and Amounts of Funds or Other Consideration.

     (a) The information contained in the last paragraph of "Description of the Proposed Transaction - The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.


     (b) The information set forth under the captions "Description of the Proposed Transaction - The Purchase and Sale Agreement," "Consent Procedures; Transactions Authorized by Consents -Solicitation Expenses" and "-Estimate of Liquidating Distributions" in the Consent Solicitation Statement and "Estimate of Liquidating Distributions" in the Supplement relating to the expenses estimated to be incurred in the transaction, is incorporated herein by reference.


     (c) The information contained in the last paragraph under the caption "Description of the Proposed Transaction - The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) Not applicable.

      Item 7.  Purpose(s), Alternatives, Reasons and Effects.

     (a)-(c) The information set forth under the captions "Description of the Proposed Transaction-Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transaction," and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners", and "- Alternatives Considered" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) The information set forth under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "- Ownership of Properties By N' Tandem Following Sales" and "Special Factors
     - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. The information contained under the caption "Certain Federal Income Tax Considerations" is incorporated herein by reference.

      Item 8.  Fairness of the Transaction.

     (a)-(b) N' Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "Description of the Proposed Transaction Background of the Proposed Transaction" and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" and "N' Tandem's and Chateau's Belief as to the Fairness of the Proposed Transaction; N' Tandem's and Chateau's Reasons for Engaging in the Transaction," in the Consent Solicitation Statement is incorporated herein by reference.

     (c) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) The General Partners of the Partnership have not retained an independent representative to act on behalf of unaffiliated Unitholders. The information set forth under the caption "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" and "Certain Risk Factors and Other Considerations - No Appointment of Independent Representative" and " - No Fairness Opinion" in the Consent Solicitation Statement is incorporated herein by reference.

     (e) The proposed transaction was approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing General Partner were appointed by Chateau.

     (f) The information contained under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(c) The information contained under the captions "Special Factors - Appraisals," in the Consent Solicitation Statement is incorporated herein by reference.

      Item 10.  Interest in Securities of the Issuer.

     (a) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) Not applicable.

      Item 11.  Contracts, Arrangements or Understandings with
                Respect to the Issuer's Securities.

     Not applicable.

      Item 12.    Present Intention and Recommendation of Certain
                  Persons with Regard to the Transaction.

     (a) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference. The information set forth under the caption "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

      Item 13.  Other Provisions of the Transaction.

     (a) The information set forth under the caption "Consent Procedures; Transactions Authorized By Consents - No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

      Item 14.  Financial Information.


     (a) The information set forth under the captions "Financial Statements", "Incorporation of Certain Documents By Reference", "Historical Distributions" and "Summary Historical Financial Data" in the Consent Solicitation Statement and "Historical Distributions" and "Summary Historical Financial Data " in the Supplement is incorporated herein by reference.


     (b) Not applicable.

      Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a) The information set forth under the caption "Consent Procedures; Transactions Authorized By Consents - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The information set forth under the caption "Consent Procedures; Transactions Authorized By Consents - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 16.  Additional Information.

     The  information  contained  in  the  Consent  Solicitation   Statement  is
incorporated herein by reference in its entirety.

      Item 17.  Materials to be Filed as Exhibits.


     (a)          Promissory Note of N' Tandem in favor of Chateau  Communities,
                  Inc.*

     (b)(1)       Appraisals of Whitcomb Real Estate, Inc.*

     (b)(2)       Appraisals of Landmark Valuation, Inc.*

     (b)(3)       Appraisals of Appraisal Technology, Inc.*

     (d)(1) Consent Solicitation Statement and related proxy materials, as filed with the Commission on May 7, 1999.*

     (d)(2) Consent Solicitation Statement Supplement as filed with the Commission on June 4, 1999.



---------------------
*Filed with Amendment No. 3 to this Schedule 13E-3


                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        WINDSOR PARK PROPERTIES 4,
                                        California Limited Partnership


                                           By:      The Windsor Corporation,
                                                      general partner




                                                    By:___/s/ Steven G. Waite
                                                             Steven G. Waite
                                                             President


                                           Date:  June 4, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  N' TANDEM TRUST


                                                  By:_____/s/ Gary P. McDaniel
                                                     Gary P. McDaniel
                                                     Trustee


                                                  Date: June 4, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 CHATEAU COMMUNITIES, INC.


                                                 By:_____/s/ Gary P. McDaniel
                                                    Gary P. McDaniel
                                                    Chief Executive Officer


                                                 Date: June 4, 1999

                                INDEX TO EXHIBITS

EXHIBIT NO.           DESCRIPTION                                           PAGE
-----------           -----------                                           ----
(a)                   Promissory Note of N' Tandem in favor of Chateau
                      Communities, Inc. *
(b)(1)                Appraisals of Whitcomb Real Estate, Inc. *
(b)(2)                Appraisals of Landmark Valuation, Inc. *
(b)(3)                Appraisals of Appraisal Technology, Inc. *
(d)(1)                Consent  Solicitation  Statement and related
                      proxy materials, as filed with the Commission
                      on May 7, 1999. *
(d)(2)                Consent Solicitation Statement Supplement
                      as filed with the Commission on June 4, 1999.
---------------------
*Filed with Amendment No. 3 to this Schedule 13E-3